FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

  1                          Translation of letter to the Buenos Aires Stock Exchange dated May 31, 2013.

TRANSLATION

Autonomous City of Buenos Aires, May 31, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Composition of YPF S.A. Board of Directors and Supervisory Committee.

Dear Sirs,

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

Pursuant to the resolutions of the General Ordinary and Special Class A and Class D Shareholders’ Meeting of the Company held on May 30, 2013, and according to the By-Laws, the Board of Directors of YPF S.A. shall be composed as follows:

Position	Name	Class of Shares represented	Term
Chairman of the Board, CEO and Executive Vice President	Miguel Matías Galuccio	Class D	One fiscal year
Director	Axel Kicillof	Clase A	One fiscal year
Director	Jorge Marcelo Soloaga	Class D	One fiscal year
Director	Gustavo Alejandro Nagel	Class D	One fiscal year
Director	Oscar Alfredo Cretini	Class D	One fiscal year
Director	Roberto Ariel Ivovich	Class D	One fiscal year
Director	Walter Fernando Vázquez	Class D	One fiscal year
Director	Raúl Eduardo Ortiz	Class D	One fiscal year
Director	Héctor Walter Valle	Class D	One fiscal year
Director	Rodrigo Cuesta	Class D	One fiscal year
Director	José Iván Brizuela	Class D	One fiscal year
Director	Sebastián Uchitel	Class D	One fiscal year
Director	Nicolás Marcelo Arceo	Class D	One fiscal year
Director	Fernando Raúl Dasso	Class D	One fiscal year
Director	Luis García del Río	Class D	One fiscal year
Director	Carlos María Tombeur	Class D	One fiscal year
Director	Nicolás Eduardo Piacentino	Class D	One fiscal year

Alternate Director	Patricia María Charvay	Class A	One fiscal year
Alternate Director	Sergio Pablo Antonio Affronti	Class D	One fiscal year
Alternate Director	Ricardo Dardo Esquivel	Class D	One fiscal year
Alternate Director	Carlos Héctor Lambré	Class D	One fiscal year
Alternate Director	Francisco Ernesto García Ibañez	Class D	One fiscal year
Alternate Director	José Carlos Blassiotto	Class D	One fiscal year
Alternate Director	Armando Isasmendi (h)	Class D	One fiscal year
Alternate Director	Cristian Alexis Girard	Class D	One fiscal year
Alternate Director	Javier Leonel Rodríguez	Class D	One fiscal year
Alternate Director	Jesús Guillermo Grande	Class D	One fiscal year
Alternate Director	Carlos Agustín Colo	Class D	One fiscal year
Alternate Director	Almudena Larrañaga Ysasi Ysasmendi	Class D	One fiscal year

TRANSLATION

Furthermore, the Supervisory Committee shall be composed as follows:

Position	Name	Class of Shares represented	Term
Member	Gustavo Adolfo Mazzoni	Class A	One fiscal year
Member	María de las Mercedes Archimbal	Class D	One fiscal year
Member	Enrique Alfredo Fila	Class D	One fiscal year

Alternate Member	Raquel Inés Orozco	Class A	One fiscal year
Alternate Member	Guillermo Leandro Cadirola	Class D	One fiscal year
Alternate Member	Cecilia Leonor Carabelli	Class D	One fiscal year

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 31, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer